08003002

RECEIVED

2008 JUN -3 P 9:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

May 23, 2008

The US Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street NW
Mail stop 3-9
Washington DC 20549
USA

082-04604

SUPPL

Dear Sir,

UNITED BANK FOR AFRICA PLC

Please find attached the following documents for your information and record:

1. Notice of the Extraordinary General Meeting published in Nigerian Tribune of May 19, 2008; and
2. Group Audited Results for the half year ended 31st March, 2008.

Kindly acknowledge receipt.

Thank you.

PROCESSED
JUN 05 2008
THOMSON REUTERS

Yours faithfully,
For: **UNITED BANK FOR AFRICA PLC**

AIDEVO ODU-THOMAS
COMPANY SECRETARY

www.ubagroup.com

United Bank for Africa plc RC No. 2457
UBA House, 57 Marina, Lagos
P.O. Box 2406 Tel. 2644651-700
info@ubagroup.com, Swift add. UNAFNGLA

RECEIVED
2008 JUN -3 P 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

UBA
United Bank for Africa Plc
RC 2457

NOTICE OF EXTRA-ORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extra-Ordinary General Meeting of United Bank for Africa Plc will hold at the MUSON Centre, Shell Hall 8/9 Marina, Onikan, Lagos on **Wednesday June 18, 2008** at **11am** to transact the following special business:

1. To declare an interim dividend.

2. To consider and if thought fit to pass the following resolutions as ordinary resolutions:

a. 'That the authorised share capital of the Bank be increased from N7,500,000,000 (Seven billion, five hundred million Naira) to N12,500,000,000 (Twelve billion, five hundred million Naira) by the creation of additional 10,000,000,000 (Ten billion) ordinary shares of 50k each'.

b. 'That following the recommendation of the Directors pursuant to Article 115 of the Bank's Articles of Association and subject to regulatory approval, the sum of N2,874,194,995 be and is hereby capitalized from the share premium of the Bank into 5,748,389, 990 ordinary shares of 50 kobo each and appropriated to the members whose names appear in the Register of Members at the close of business on 4th June 2008, in the proportion of one new share for every two shares registered in such member's name on that date, the share so distributed being treated for all purposes as capital and not as income, ranking pari-passu with the existing issued ordinary shares of the Bank provided that the shares issued pursuant to this resolution shall not rank for the interim dividend declared on June 18, 2008'.

3. To consider and if thought fit to pass the following resolutions as special resolutions:

That the Memorandum and Articles of Association of the Bank be and is hereby amended as follows:

a. by deleting clause 6 of the Memorandum of Association and article 10 of the Articles of Association, and substituting for the clause and article, the following:

'The share capital of the Bank is N12,500,000,000 (Twelve billion, five hundred million Naira) divided into 25,000,000,000 (Twenty-five billion) ordinary shares of 50k each.'

b. subject to the appropriate regulatory approval, by deleting article 73 of the Articles of Association, and substituting for the article the following:

'The number of directors shall not be less than 8 or more than 25. The Board shall have a chairman and a vice chairman who shall be elected from among the Non-Executive Directors.'

NOTES

1. PROXY
A member entitled to attend and vote at the Extra-Ordinary General Meeting is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a member of the Company. To be valid, a proxy form must be duly stamped at the Stamp Duties office and returned to the Registrar, UBA Registrars Limited, Raymond House, 97/105 Broad Street, P.O. Box 6492, Lagos, not less than 48 hours prior to the time of the meeting.

2. CLOSURE OF REGISTER OF MEMBERS
The Register of Members will be closed from the 2nd day of June to the 4th day of June, 2008 both dates inclusive to enable the Registrar prepare for payment of dividend and the allotment of the bonus shares.

3. DIVIDEND
If the interim dividend is approved, dividend warrants will be posted on 20th June, 2008

4. EXPLANATORY NOTES
Explanatory Notes on the proposed resolution to amend article 73 of the Articles of Association have been posted to each shareholder. Any shareholder who is yet to receive the Explanatory Notes may obtain a copy from the Registrar, UBA Registrars Limited, Raymond House, 97/105, Broad Street.

Dated this 16th day of May 2008

By Order of the Board

Aidevo Odu-Thomas
Company Secretary
57 Marina, Lagos

UBA

United Bank for Africa Plc
RC 2457

STATEMENT TO THE NIGERIAN STOCK EXCHANGE AND THE SHAREHOLDERS ON THE AUDITED FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED 31ST MARCH 2008

The Board of Directors of United Bank for Africa Plc is pleased to announce the Group's audited results for the half year ended 31st March 2008.

Half Year Audited Financial Results

	Half year ended 31 - March - 08 N million	Half year ended 31 - March - 07 N million	Change %
Gross earnings	78,103	46,883	67%
Profit before tax and exceptional items	21,865	11,761	86%
Exceptional items	(1,740)		
Profit before tax and after exceptional items	20,125	11,761	71%
Estimated tax	(1,705)	(996)	71%
Profit after tax and exceptional items	18,420	10,765	71%
Proposed Interim Dividend per share (kobo)	25		

The Group recorded impressive growth both in gross earnings and profit over the same period of last financial year. The Board of Directors is confident that barring unforeseen circumstances, this trend would be sustained in the remaining period of the financial year.

DATED THIS 16TH DAY OF MAY 2008

BY ORDER OF THE BOARD

AIDEVO ODU-THOMAS
Company Secretary

END